UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                      VININGS INVESTMENT PROPERTIES TRUST
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                                (Name of Issuer)

                SHARES OF BENEFICIAL INTEREST, without par value

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                         (Title of Class of Securities)

                                  927428 20 1

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                                 (CUSIP Number)
                                 Peter D. Anzo
                     President and Chief Executive Officer
                      Vinings Investment Properties Trust
                       3111 Paces Mill Road, Suite A-200
                               Atlanta, GA 30339
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 20, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  927428 20 1                          13D



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Clifford K.Watts


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*


                                       PF

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                    Colorado

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            90,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             90,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      90,000 shares of beneficial interest

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.3%

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

 14   TYPE OF REPORTING PERSON*


                                       IN

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                                  Schedule 13D

ITEM 1.  SECURITY AND ISSUER
----------------------------
The securities to which this statement relates are the shares of beneficial interest, without par value (the "Shares"), Of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at 3111 Paces Mill Road, Suite A-200, Atlanta, GA 30339.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------
(a) Name:
---------
 Clifford K. Watts ("Mr. Watts")

(b) Residence Address:
----------------------
6565 Red Hill Road
Boulder, CO 80302

(c)Principal Occupation and Name and Address of Principal Business:
-------------------------------------------------------------------
Emergency Room Physician

Boulder Emergency Service
6565 Red Hill Road
Boulder, CO  80302

(d) and (e)
-----------
During the last five years, Mr. Watts has neither been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:
----------------
United States


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
----------------------------------------------------------
Mr. Watts effected the purchase of 90,000 Shares of the Trust through a private transaction for the aggregate purchase of $374,400. The Shares were purchased with personal funds of Mr. Watts.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------
Mr. Watts has no present plan to acquire additional securities of the Trust; however, no assurance can be given that Mr. Watts may not from time to time acquire additional securities of the Trust depending upon future market conditions. Mr. Watts has no present plan or proposal which relates to or would result in:

(a) the acquisition of additional securities of the Trust, or the disposition of securities of the Trust;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Trust or any of its Subsidiaries;

(C) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries;

(d) any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Trust;

(f) any other material change in the Trust's business or corporate structure;

(g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

(h) a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER:
-----------------------------------------
(a)  Mr.  Watts  directly   beneficially   owns  90,000  Shares  of  the  Trust,
representing 8.3% of the issued and outstanding Shares as of the date hereof.

(b) Mr. Watts has sole power to vote and dispose of 90,000 Shares of the Trust.

(c) Mr. Watts has not effected any transactions in the Shares of the Trust during the past 60 days.

(d) Not applicable.

(e) Not applicable.


ITEM 6. CONTRACTS, ARANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
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Except  as set  forth  in this  Schedule  13D,  Mr.  Watts is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Trust, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Trust, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------
None.

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 2, 1998                           /s/ Clifford K. Watts
                                             -----------------------------------
                                               Signature

                                               Clifford K. Watts
                                             -----------------------------------
                                               Name/Title